December 16, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:                 PTC Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Filed November 9, 2015

File No. 001-35969

Ladies and Gentlemen:

PTC Therapeutics, Inc. (the “Company”) confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission, dated December 15, 2015, regarding the above-referenced filings of the Company. The Comment Letter requests that the Company respond within 10 business days or tell the Staff when the Company will respond. On December 16, 2015, a representative of the Company spoke with the Staff and the Staff agreed to provide a 10 business day extension for the Company’s response. The Company appreciates the Staff’s willingness to allow for the additional time and the Company will provide its response on or before January 14, 2016.

Please call the undersigned at (908) 912-9466 if you have any questions regarding this letter.

Very truly yours,

/s/ Shane Kovacs
Shane Kovacs
Chief Financial Officer